AMENDMENT NO. 2 TO ARRANGEMENT AGREEMENT dated July 30, 2007,

BETWEEN:

AA ACQUISITION CORP., a corporation existing under the laws of Canada (hereinafter referred to as “Acquireco”),

- and -

ALLIANCE ATLANTIS COMMUNICATIONS INC., a corporation existing under the laws of Canada (hereinafter referred to as the “Corporation”),

WHEREAS Acquireco (formerly 6681859 Canada Inc.) and the Corporation are parties to an Arrangement Agreement dated January 10, 2007 as amended on February 26, 2007 (the “Arrangement Agreement”);

AND WHEREAS the parties wish to further amend the Arrangement Agreement in the manner set out in this amendment (the “Amendment No.2”) in accordance with Section 7.5 of the Arrangement Agreement;

THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and intending to be legally bound hereby, Acquireco and the Corporation hereby agree as follows:

1.1	Interpretation

All capitalized terms used in this Amendment No.2 that are not otherwise defined herein shall have the  meaning given to them in the Arrangement Agreement.

1.2	Amendments to the Arrangement Agreement

(a)	Section 1.1 of the Arrangement Agreement is hereby amended by deleting the existing definitions of "Closing Date", "Effective Time" and “Outside Date” and substituting therefor the following:

"Closing Date" means August 15, 2007 unless otherwise agreed in writing by Acquireco and the Corporation, provided that each of the conditions set forth in Article 6 shall have been satisfied or waived on or by the Closing Date;";

"Effective Time" means the time of issue on the Effective Date of the certificate of arrangement issued by the Director under the CBCA;" and

“Outside Date” means August 15, 2007 unless otherwise agreed in writing by Acquireco and the Corporation;”.

(b)	Section 5.2(a)(vii)(C) of the Arrangement Agreement is hereby amended by deleting the second paragraph of section 5.2(a)(vii)(C) and substituting therefor the following:

“For purposes of this Agreement, "Marketing Period" shall mean the period terminating on August 15, 2007.”.

(c)	Section 1.1 of the Plan of Arrangement is hereby amended by deleting the existing definition of "Effective Time" and substituting therefor the following:

"Effective Time" means the time of issue on the Effective Date of the certificate of arrangement issued by the Director under the CBCA;".

1.3	Financial Information

Acquireco hereby acknowledges and agrees that no further financial statements or Offering Documents are required to be provided by the Corporation.  At the request of Acquireco, the Corporation will correct any inaccurate information previously provided by it.  The Corporation will provide any supplemental financial information (other than financial statements or Offering Documents) reasonably requested by Acquireco provided that the Corporation will not be required to provide any additional financial information due to "stale dating" of information previously provided.

1.4	Amending Order

The Corporation shall use all commercially reasonable efforts to obtain an order of the Court prior to the Closing Date amending the Final Order and the Plan of Arrangement in a manner satisfactory to Acquireco and the Corporation, each acting reasonably, and reflecting the intention of this Amendment No.2 (the “Amending Order”).

1.5	Representations and Warranties of the Corporation

The Corporation represents and warrants to and in favour of Acquireco as follows and acknowledges that Acquireco is relying upon such representations and warranties in connection with entering into this Amendment and completing the Arrangement:

(a)	Authority and No Violation.

(i)
The Corporation has the requisite corporate power and capacity to execute and deliver this Amendment No.2 and to perform its obligations hereunder.  The execution, delivery and performance of this Amendment No.2 by the Corporation has been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize the execution, delivery and performance of this Amendment No.2.

(ii)
This Amendment No.2 has been duly executed and delivered by the Corporation and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity.

(iii)	The execution and delivery of this Amendment No.2 by the Corporation does not, and the performance of this Amendment No.2 by the Corporation will not:

A.	conflict with or violate the Articles of Incorporation or Bylaws or equivalent organizational documents of the Corporation or any of its subsidiaries;

B.
assuming that all consents, approvals, authorizations and other actions described in section 3.1(d)(v) of the Arrangement Agreement have been obtained and all filings and obligations described in section 3.1(d)(v) have been made, conflict with or violate any Law applicable to the Corporation or any of its subsidiaries or by which any property or asset of the Corporation or any of its subsidiaries is bound; or

C.
except as set forth in section 3.1(d)(iv) of the Disclosure Letter, result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien on any property or asset of the Corporation or any of its subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Corporation or any of its Material Subsidiaries is a party or by which the Corporation or any of its Material Subsidiaries or any property or asset of the Corporation or any of its Material Subsidiaries is bound;

except, with respect to clauses (B) and (C), for any such events or occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)
Except for the Amending Order, no consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to the Corporation or any of its subsidiaries in connection with the execution, delivery and performance of this Amendment No.2.

1.6	Representations and Warranties of Acquireco

Acquireco represents and warrants to and in favour of the Corporation as follows and acknowledges that the Corporation is relying upon such representations and warranties in connection with entering into this Amendment No.2 and completing the Arrangement:

(a)           Authority and No Violation.

(i)
It has the requisite power and capacity to execute, deliver and perform its obligations hereunder. The execution, delivery and performance of this Amendment No.2 by it has been duly authorized and no other proceedings on its part are necessary to authorize the execution, delivery and performance of this Amendment No.2.

(ii)
This Amendment No.2 has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and to general principles of equity.

(iii)	The execution, delivery and performance by it of this Amendment No.2 will not:

A.	result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

1.	its Articles or Bylaws (or other constating documents);

2.	any resolution of its board of directors (or any committee thereof) or of its shareholders;

3.	any applicable Laws; or

4.	any material Contract to which it or its subsidiaries is a party or by which any of them is bound or their respective properties or assets are bound; or

B.
give rise to any right of termination or acceleration of indebtedness, or cause any of its third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available where such event would materially impair its ability to complete or materially prevent it from completing the Arrangement.

(iv)
Except for the Amending Order, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by it in connection with the execution, delivery or performance of this Amendment No.2.

1.7	Survival

For greater certainty, the representations and warranties of each of the Corporation and Acquireco contained herein shall survive the execution and delivery of this Amendment No.2 and shall terminate on the earlier of the termination of the Arrangement Agreement, as amended by this Amendment No.2, in accordance with the provisions thereof and the Effective Time.

1.8	Governing Law

This Amendment No.2 shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein.  Each of the parties hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under this Amendment No.2.

1.9	Counterparts

This Amendment No.2 may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

1.10	Continued Effect of Arrangement Agreement

The Arrangement Agreement, as amended by this Amendment No.2, shall continue in full force and effect.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, Acquireco and the Corporation have caused this Amendment No.2 to be executed as of the date first written above by their respective officers thereunto duly authorized.

AA ACQUISITION CORP.
By:	"Richard Leipsic"
Name: Richard Leipsic
Title: Vice-President

By:	"Riva Richard"
Name: Riva Richard
Title: Secretary

ALLIANCE ATLANTIS COMMUNICATIONS INC.
By:	"Michael MacMillan"
Name: Michael MacMillan
Title: Executive Chairman

By:	"Phyllis Yaffe"
Name: Phyllis Yaffe
Title: Chief Executive Officer